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SEC
Mail Processing
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JUN 0 1 2009

Washington, DC
122

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8- 50272

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __4/01/08__ AND ENDING __3/31/09__
                                        MM/DD/YY                    MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Samsung Securities (America,) Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1330 Avenue of the Americas 26B
                                    (No. and Street)

New York                    NY                    10019
(City)                      (State)               (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
212)972-2454

(Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers
                        (Name – if individual, state last, first, middle name)

300 Madison Avenue    New York    NY    10017
(Address)             (City)      (State)  (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, __Ki Tae Kim__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Samsung Securities America__ , as of __05 / 28__ , 20__09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# Samsung Securities (America), Inc.

(A wholly owned subsidiary of Samsung Securities Co., Ltd.)
Financial Statements, Supplemental Schedules, and Report of Independent Auditors on Internal Control under Rule 17a-5
March 31, 2009

# Samsung Securities (America), Inc.
**(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)**
**Index**
**March 31, 2009**



**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Auditors**

To the Board of Directors and Stockholders of
Samsung Securities (America), Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Samsung Securities (America), Inc. (the "Company") at March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*PricewaterhouseCoopers LLP*

May 28, 2009

# Samsung Securities (America), Inc.
**(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)**
## Statement of Financial Condition
## March 31, 2009

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 6,434,587 |
| Commissions receivable from Parent | 346,198 |
| Commissions receivable from broker and dealer | 7,584 |
| Interest receivable | 187,259 |
| Financial instruments owned | |
|   Certificates of deposit | 5,000,000 |
|   Reverse repurchase agreement | 15,000,000 |
| Property and equipment, at cost, less accumulated depreciation of $112,414 | 247,511 |
| Prepaid income taxes | 591,394 |
| Other assets | 137,325 |
|     Total assets | $ 27,951,858 |

**Liabilities and stockholder's equity**

| | |
|---|---:|
| Accrued expenses and other liabilities | $ 13,104 |
| Commitments and contingencies | |
| Stockholder's equity | |
|   Common stock, par value $1 per share - 100 shares authorized, issued and outstanding 50 shares | 50 |
|   Additional paid-in capital | 4,999,950 |
|   Retained earnings | 22,938,754 |
|     Total stockholder's equity | 27,938,754 |
|     Total liabilities and stockholder's equity | $ 27,951,858 |

The accompanying notes are an integral part of these financial statements.

# Samsung Securities (America), Inc.
**(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)**
## Statement of Income
### March 31, 2009

| | |
|---|---:|
| **Revenues** | |
| Commissions | $ 8,157,310 |
| Interest and dividends | 613,634 |
| Other | 19,063 |
| Total revenues | 8,790,007 |
| **Expenses** | |
| Employee compensation and benefits | 2,436,040 |
| Travel | 425,636 |
| Communication and data processing | 433,734 |
| Occupancy and equipment rental | 762,020 |
| Professional fees | 150,391 |
| Conference | 255,662 |
| Other operating expenses | 661,571 |
| Total expenses | 5,125,054 |
| Income before provision for income taxes | 3,664,953 |
| Provision for income taxes | (1,328,766) |
| Net income | $ 2,336,187 |

The accompanying notes are an integral part of these financial statements.

# Samsung Securities (America), Inc.
(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)
## Statement of Changes in Stockholder's Equity
### Year Ended March 31, 2009

| | Shares | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Stockholder's equity, March 31, 2008 | 50 | $ 50 | $ 4,999,950 | $ 20,602,567 | $ 25,602,567 |
| Net income | | | | 2,336,187 | 2,336,187 |
| Stockholder's equity, March 31, 2009 | 50 | $ 50 | $ 4,999,950 | $ 22,938,754 | $ 27,938,754 |

The accompanying notes are an integral part of these financial statements.

# Samsung Securities (America), Inc.
**(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)**
**Statement of Cash Flows**
**Year Ended March 31, 2009**

| | |
|---|---:|
| **Cash flows from operating activities** | |
| Net income | $ 2,336,187 |
| Adjustments to reconcile net income to net cash | |
| provided by operating activities | |
| Depreciation | 74,516 |
| Loss on sale of property and equipment | 25,560 |
| Deferred income taxes | (7,490) |
| Changes in assets and liabilities | |
| Interest receivable | 53,857 |
| Commissions receivable from Parent | 427,303 |
| Commissions receivable from brokers and dealers | 4,712 |
| Prepaid income taxes | (194,262) |
| Other assets | 176,178 |
| Accrued expenses and other liabilities | (44,574) |
| Net cash provided by operating activities | 2,851,987 |
| **Cash flows from investing activities** | |
| Purchase of financial instruments - certificates of deposit | (5,000,000) |
| Purchase of financial instruments - reverse repurchase agreement | (15,000,000) |
| Financial instruments owned - maturity of certificates of deposit | 5,365,452 |
| Financial instruments owned - maturity of time deposits | 6,585,847 |
| Additions to property and equipment | (249,414) |
| Proceeds from sale of property and equipment | 18,500 |
| Net cash used in investing activities | (8,279,615) |
| Net decrease in cash and cash equivalents | (5,427,628) |
| **Cash and cash equivalents** | |
| Beginning of year | 11,862,215 |
| End of year | $ 6,434,587 |
| **Supplemental disclosure of cash flow information** | |
| Cash paid during the year for income taxes | $ 1,501,000 |

The accompanying notes are an integral part of these financial statements.

# Samsung Securities (America), Inc.
**(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)**
**Notes to Financial Statements**
**March 31, 2009**

## 1. Description of Business

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the state of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co., Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and has been a member of the Financial Industry Regulatory Authority ("FINRA") since February 25, 1998.

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets. As shown in the accompanying statement of income, the major source of income is commissions from its brokerage services.

The Company has a clearing arrangement with its Parent and others whereby they clear the Company's and its customers' securities transactions. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i).

## 2. Summary of Significant Accounting Policies

### Cash and Cash Equivalents
Cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

### Certificates of Deposit
Certificates of deposit are savings certificates entitling the bearer to receive interest. At March 31, 2009, the Company has certificates of deposit with original terms from six months to one year.

### Time Deposit
Time deposits have a fixed-term with the understanding that the depositor can only withdraw by giving written notice. At March 31, 2009 the Company has no time deposit.

### Other Assets
Other assets include a deposit held by a clearing broker.

### Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

### Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No, 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax assets and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Under SFAS 109, deferred tax assets resulting from deductible temporary differences must be recorded, and the recorded assets must undergo a more-likely-than-not (i.e., over 50 percent probability) realization/impairment test. A

**Samsung Securities (America), Inc.**
**(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)**
**Notes to Financial Statements**
**March 31, 2009**

valuation allowance must be established for deferred tax assets if it is more likely than not that they will not be realized.

**Revenue Recognition**
Commissions revenues are accrued as earned. Interest and dividends revenues are earned from the underlying financial instruments owned. The company recognizes market research fees when the services are provided and collection is reasonably assured.

**Fair Value of Financial Instruments**
SFAS No.157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a three-level fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are defined as follows;

1) Level 1 Quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

2) Level 2 Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in market that are not active, and other inputs that are observable or can be corroborated by observable market data.

3) Level 3 Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair value is based upon quoted market data when available. If listed prices or quotes are not available, the Company considers relevant and observable market prices in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

The Company's certificates of deposits are considered level 2. There were no level 3 assets as of March 31, 2008 and 2009.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Recent Accounting Pronouncements**
In July 2006, the FASB issued Interpretation No.48 ("FIN 48") *Accounting for Uncertainty in Income Taxes,* which requires that realization of an uncertain income tax position must be more likely than not (i.e., greater than 50 percent likelihood of receiving a benefit) before it can be recognized in the financial statements. FIN 48 further prescribes the benefit to be recorded in the financial statements as the amount cumulatively more likely than not to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The Interpretation also clarifies the financial statement classification of tax-related penalties and interests and sets

7

**Samsung Securities (America), Inc.**
**(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)**
**Notes to Financial Statements**
**March 31, 2009**

forth new disclosures regarding unrecognized tax benefits. On December 30, 2008 at the FASB Board meeting, the FASB deferred the effective date of FIN 48 for nonpublic enterprises, except for nonpublic consolidated subsidiaries of public enterprises that apply US GAAP. The effective date of FIN 48 for these enterprises is deferred to annual periods beginning after December 15, 2008. The Company has elected to adopt FSP FIN 48-3 and will be deferring the adoption of FIN 48 to 2009. The Company is still evaluating the impact of FIN 48 on its financial statements. The Company currently records tax reserves in accordance with SFAS 5, *Accounting For Contingencies.*

In February 2007, the FASB issued SFAS No. 159 ("SFAS No. 159"), *The Fair Value Option for Financial Assets and Financial Liabilities*, to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. The Company adopted the provisions of SFAS No. 159 on April 1, 2008. The adoption of SFAS No. 159 did not have an impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157 ("SFAS No. 157"), *Fair Value Measurements.* This new standard provides guidance for using fair value to measure assets and liabilities. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, FSP No. 157-2, Effective Date of FASB Statement No. 157, was issued in February 2008 which defers the effective date of SFAS No. 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Accordingly, the Company's adoption of this standard as of April 1, 2008 was limited to financial assets and liabilities. The adoption of the provisions of SFAS No. 157 relating to financial assets and liabilities did not have an impact on the Company's financial position, results of operations or cash flows. The Company will adopt the provisions related to nonfinancial assets and liabilities beginning April 1, 2009. The Company does not expect the adoption of the provisions related to nonfinancial assets and liabilities to have a material impact on the financial statements.

# Samsung Securities (America), Inc.
## (A wholly owned Subsidiary of Samsung Securities Co., Ltd.)
## Notes to Financial Statements
## March 31, 2009

### 3. Property and Equipment

As of March 31, 2009, the Company's property and equipment at cost and the related accumulated depreciation are as follows:

|  | Useful Life (Years) |  |
|---|---|---|
| Office equipment | 3 - 5 | $ 170,144 |
| Furniture and fixtures | 7 | 189,781 |
| Total cost |  | 359,925 |
| Less accumulated depreciation |  | (112,414) |
| Property and equipment - net |  | $ 247,511 |

Depreciation related to property and equipment amounted to $74,516 for the year ended March 31, 2009.

### 4. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ad has elected to compute its net capital requirements in accordance with the Alternative Net Capital Requirement. Under this alternative, net capital, as defined, shall be greater of $250,000 or 2 percent of aggregate debits items arising from customer transactions, as defined. At March 31, 2009, the Company had net capital of $9,763,039, which exceeded the required net capital by $9,513,039.

The company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

### 5. Income Taxes

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax liabilities as of March 31, 2009 is as follows:

| Depreciation | $ 6,311 |
|---|---|
| Net deferred tax liabiities | $ 6,311 |

The provision for income taxes for the year ended March 31, 2009 is summarized as follows:

|  | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 1,111,251 | $ (1,007) | $ 1,110,244 |
| State | 225,054 | (6,483) | 218,571 |
|  | $ 1,336,305 | $ (7,490) | $ 1,328,815 |

# Samsung Securities (America), Inc.
## (A wholly owned Subsidiary of Samsung Securities Co., Ltd.)
## Notes to Financial Statements
## March 31, 2009

The difference between the effective tax rate on income before taxes and the federal statutory rate of 34 percent was primarily due to state and local income taxes.

## 6.    Related Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Net commission income earned from this arrangement amounted to $7,239,771 for the year ended March 31, 2009. Related commissions receivable from the Parent as of March 31, 2009 amounted to $346,198. In addition, the Company had a reverse repurchase agreement with the Parent amounting to $15 million and a related accrued interest receivable of $97,396 at March 31, 2009. The collateral for the reverse repurchase agreement, whose value aggregates approximately $15 million, is being held by the Parent.

## 7.    Employee Benefit Plan

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Eligible employees were permitted to contribute up to 15% of their compensation or $15,000 for the year ended March 31, 2009. Based upon each employee's length of service, the Company contributes an amount equal to 20% to 100% of each employee's contributions up to a maximum of 6% of the employee's compensation. Matched contributions are gradually vested over 5 years and become fully vested at the fifth year of the participating employee's employment with the Company. The Company's contributions to the plan were approximately $20,011 for the year ended March 31, 2009.

## 8.    Commitment

The Company leases office under noncancelable operating lease expiring in March 2018. The following is a schedule of the approximate minimum annual rental commitment for the current lease:

| Year Ending March 31 | Amount |
|---|---|
| 2010 | $    678,563 |
| 2011 | 678,563 |
| 2012 | 678,563 |
| 2013 | 678,563 |
| 2014 and thereafter | 3,686,563 |
| | $  6,400,815 |

The total rental expense for the year ended March 31, 2009, aggregates approximately $666,000.

At March 31, 2009, the Company had a stand by letter of credit of $368,656 serving as a security deposit to secure its obligations for the new office lease effective April, 2008.

**Samsung Securities (America), Inc.**
**(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)**
**Notes to Financial Statements**
**March 31, 2009**

9. **Credit Risk and Client Activities**

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

10. **Concentrations of Credit Risk**

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

The Company places its cash and cash equivalents, certificates of deposit, and time deposits with large financial institutions. At March 31, 2009, $438,213 of cash and cash equivalents and $5,000,000 of certificates of deposit are held at one financial institution and $5,154,174 of cash and cash equivalents are held at another financial institution.

# Samsung Securities (America), Inc.
**(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)**
**Computation of Net Capital Pursuant to SEC Rule 15c3-1**
**of the Securities and Exchange Commission**
**March 31, 2009**                                                 **Supplemental Schedule I**

| | |
|---|---:|
| **Stockholder's equity** | $ 27,938,754 |
| Non-allowable assets and other capital charges | |
|     Commissions receivable | 353,782 |
|     Property and equipment, net | 247,511 |
|     Prepaid income taxes | 591,394 |
|     Reverse repurchase agreement | 15,097,396 |
|     Other assets | 137,325 |
|         Total non-allowable assets and other capital charges | 16,427,408 |
| Net capital before haircuts on securities positions | 11,511,346 |
| Haircuts on securities position | 1,748,307 |
| Net capital | 9,763,039 |
| Computation of basic net capital requirement | |
|     Minimum net capital required (greater of $250,000 or 2% of aggregate debits) | 250,000 |
|         Excess net capital | $ 9,513,039 |

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17 A-5 Part II FOCUS filed on April 22, 2009.

# Samsung Securities (America), Inc.

(A wholly owned Subsidiary of Samsung Securities Co., Ltd.)
**Computation of Determination of Reserve Requirements and
Information Relating to the Possession or
Control Requirements under SEC Rule 15c3-3
of the Securities and Exchange Commission**
**March 31, 2009**                                    **Supplemental Schedule II**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in conditions for exemption appearing in paragraph (k)(2)(i) of the rule.



**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors on Internal Control
## Required by SEC Rule 17a-5

To the Board of Directors and
Stockholder of
Samsung Securities (America), Inc.

In planning and performing our audit of the financial statements of Samsung Securities (America), Inc. (the "Company") as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1.    The periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);

2.    The quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13;

3.    Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4.    Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company conducts business in accordance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3, we did not review the practices and procedures followed by the Company for the following:

1.    Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to

14



provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*PricewaterhouseCoopers LLP*

May 28, 2009